FORM U-12(I)-B (THREE-YEAR STATEMENT)

                        SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.

                           Three-Year Period Ending 1999

                       FORM U-12(I)-B (Three-Year Statement)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
  1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

  To be filed in DUPLICATE. If acknowledgement is desired, file in triplicate)

                       (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1. NAME AND BUSINESS ADDRESS OF PERSON FILING STATEMENT.

   Gary A. Long, Vice President - Customer Service & Economic Development Public Service Company of New Hampshire
   1000 Elm Street, Manchester, New Hampshire 03105

2. NAME AND BUSINESS ADDRESSES OF ANY PERSONS THROUGH WHOM THE UNDERSIGNED PROPOSES TO ACT IN MATTERS INCLUDED WITHIN THE EXEMPTION PROVIDED BY PARAGRAPH (B) OF RULE U-71.

   None.

3. REGISTERED HOLDING COMPANIES AND SUBSIDIARY COMPANIES BY WHICH THE UNDERSIGNED IS REGULARLY EMPLOYED OR RETAINED.

   Public Service Company of New Hampshire, a subsidiary of Northeast Utilities. Public Service Company of New Hampshire is an electric utility operating company with its service territory in New Hampshire.

4. POSITION OR RELATIONSHIP IN WHICH THE UNDERSIGNED IS EMPLOYED OR RETAINED BY EACH OF THE COMPANIES NAMED IN ITEM 3, AND BRIEF DESCRIPTION OF NATURE OF SERVICES TO BE RENDERED IN EACH SUCH POSITION OR RELATIONSHIP.

   The undersigned is Vice President - Customer Service & Economic Development of Public Service Company of New Hampshire. He will represent Public Service Company of New Hampshire, as and when appropriate, in connection with matters and issues pertaining to the electric utility industry, including the issuance of securities, rate matters, affiliations, acquisitions and dispositions, the licensing of hydroelectric projects, and other matters before the Securities and Exchange Commission, the Department of Energy and Congress or some of such bodies.

5. (A) COMPENSATION RECEIVED DURING THE CURRENT YEAR AND ESTIMATED TO BE RECEIVED OVER THE NEXT TWO CALENDAR YEARS BY THE UNDERSIGNED OR OTHERS, DIRECTLY OR INDIRECTLY, FOR SERVICES RENDERED BY THE UNDERSIGNED, FROM EACH OF THE COMPANIES DESIGNATED IN ITEM 3.(USE COLUMN (A) AS SUPPLEMENTARY STATEMENT ONLY.)

                                                            Person or
                                                           company from
                                                           whom received
                          Salary or other compensation       or to be
    Name of recipient                                        received

                                        to be received
                           (a)                 (b)

    Gary A. Long      To be included    To be included   Public Service Company
                      in supplemental   in supplemental  of New Hampshire
                      statement.        statement.

      (b)    Basis for compensation if other than salarPerson or

6. (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY. SEE INSTRUCTIONS.) EXPENSES INCURRED BY THE UNDERSIGNED OR ANY PERSON NAMED IN ITEM 2, ABOVE, DURING THE CALENDAR YEAR IN CONNECTION WITH THE ACTIVITIES DESCRIBED IN ITEM 4, ABOVE, AND THE SOURCE OR SOURCES OF REIMBURSEMENT FOR SAME.

          (a)   Total amount of routine expenses charged to client: $  None

          (b)   Itemized list of all other expenses:   No other expenses.

Date      January 24, 1997            (Signed)          /s/ Gary A. Long